3200 National City Center
1900 East 9th Street
Cleveland, OH 44114-3485

T 216.621.0200
F 216.696.0740
www.bakerlaw.com

Suzanne K. Hanselman
direct dial: 216.861.7090
shanselman@bakerlaw.com
October 18, 2007

VIA EDGAR AND FEDERAL EXPRESS
Pam Howell
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:	Developers Diversified Realty Corporation
Definitive Schedule 14A
Filed April 3, 2007
File No. 1-11690
Dear Ms. Howell:
On behalf of our client, Developers Diversified Realty Corporation (the “Company”), set forth below is the response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in your letter to Mr. Scott Wolstein, dated August 21, 2007, with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response.

Independent Directors, page 9
1. Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements, not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. See also Instruction 3 to Item 407(a).
In response to the Staff’s comment, no transactions, relationships or arrangements existed in 2006 other than those disclosed pursuant to Item 404(a). In future filings the Company will affirmatively state that no transactions, relationships or arrangements exist other than those disclosed pursuant to Item 404(a) or, if applicable, will disclose any such transactions, relationships or arrangements.
Cincinnati   Cleveland   Columbus   Costa Mesa   Denver   Houston   Los Angeles   New York   Orlando   Washington, D.C.

Compensation of Directors, page 12
2. Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table. See the Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).
The value of the stock awards reflected in the director compensation table are based on the fair market value of the Company’s common shares on the business day prior to the date of payment as described in the paragraph following the director compensation table. No assumptions are made in the valuation of stock awards. In future filings, the Company will explain the calculation of the payment in a footnote to the director compensation table.

Executive Compensation, page 15

Summary Compensation Table, page 15
3. The company’s contributions to the non-qualified deferred compensation plan, as provided in the table on page 18, are included in the all other compensation column of the summary compensation table. Please revise footnote five to identify and quantify the amounts contributed pursuant to this plan. See Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K.
In future filings, the Company will revise the appropriate footnote to the summary compensation table to identify and quantify the Company’s contributions to the non-qualified deferred compensation plan, which are included in the all other compensation column of the summary compensation table.

Grants of Plan-Based Awards for Fiscal Year 2006, page 16
4. It is unclear why the estimated future (possible) payouts under the non-equity incentive plan and the annual long-term incentive plan are not included in this table.
In future filings, the Company will disclose possible payouts under the non-equity incentive plan and the annual long-term incentive plan in the Grants of Plan-Based Awards table.
5. The disclosure on page 31 indicates that the company intends to pay all awards pursuant to the outperformance plan in common stock. Please include disclosure in footnote one to the table. See Question 5.10 to the Questions and Answers of General Applicability for Executive Compensation.
The Company’s outperformance plans have a dollar value component and a stock component. However, as stated in the proxy statement, the Company intends to pay the entire award in common shares. In future filings, the Company will also disclose in the footnotes to the grants of plan-based awards table its intent to pay in common shares.
6. The outperformance award appears to provide for only a single estimated payout. Instruction 2 to item 402(d) of Regulation S-K states that when there is only a single estimated payout, the amount must be reported as the target. The amount is currently reported as the “maximum”.
Upon review of Instruction 2 to Item 402(d) of Regulation S-K and related guidance, in future filings, the Company will report the amounts currently reported as “maximum” amounts as “target” amounts in the table.
7. It also appears that the outperformance award allows the Compensation Committee to award 25% of the full award if no quantitative measure has been fully achieved but any or all of these measures have been substantially achieved. Please explain why this amount is not reflected in the table.
Although the outperformance plan is designed to reward the achievement of objective performance criteria, the plan provides that the Executive Compensation Committee of the Board of Directors (the “Compensation Committee”) may, at its discretion, pay up to 25% of the full award if any or all of the performance objectives have been substantially achieved. Based on our understanding of the terms “bonus” and “incentive plan” as stated in Release No. 33-8732, Executive Compensation and Related Person Disclosure (the “Adopting Release”), and the Staff’s guidance in Question 4.02 of the Questions and Answers of General Availability, we believe that this discretionary amount is not reportable in the Grants of Plan-Based Awards table. The Company will report in future filings amounts paid, if any, pursuant to the Compensation Committee’s discretionary authority in the Bonus column of the Summary Compensation Table in accordance with the rules and related guidance.

Outstanding Equity Awards, page 17
8. Please include in a footnote the vesting dates of options, shares of stock, and equity incentive plan awards held at fiscal-year end. See Instruction 2 to Item 402(f)(2) of Regulation S-K.
In future filings, the Company will include the vesting dates of equity incentive plan awards in the footnotes to the table.

Potential Payments Upon Termination or Change in Control, page 19
9. Clarify in the appropriate footnotes the estimated gross-up payment if it had been triggered.
The Company has calculated and disclosed amounts that would be payable based on a hypothetical event happening at the end of the fiscal year, December 31, 2006, as required by the rule. Under this hypothetical, there would be no excess payments under Regulation 280G, and, consequently, no amount to be grossed up. Because a triggering event would not have occurred, an estimated gross-up cannot be calculated based upon a December 31, 2006 event. In future filings, the Company will calculate and disclose gross-up payments, if triggered, and will also clarify if no such payments are triggered because no excess payments would be made.

Compensation Discussion and Analysis, page 24
10. As discussed in the first paragraph of Section II.B.1. of Release 33-8732, the Compensation Discussion and Analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow it. Accordingly, please move your Compensation Discussion and Analysis to the beginning of your compensation section.
In future filings, the Company will place its Compensation Discussion and Analysis at the beginning of the compensation section of the proxy statement.
11. The disclosure in this section refers to a compensation consultant. Please name the consultant, and provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K.
In future filings, the Company will name the compensation consultant retained by the Compensation Committee and will provide disclosure regarding the nature and scope of the assignment and the material elements of instructions or directions given to such consultant to perform its duties.
12. We refer you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, Mr. Wolstein received the highest base salary of $641,667, which was over $200,000 above that of the next highest base salary paid, and over $1.6 million in non-equity incentive plan compensation, which was over $1.1 million more than the next highest paid award under the plan. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.
In future filings the Company will expand the discussion in the Compensation Discussion and Analysis to explain differences in compensation awarded to the named executive officers. The Company proposes to include disclosure similar to the following under the caption “Components of the Compensation Program—Short-Term Compensation—Base Salaries and Certain other Annual Compensation”: “The benchmark for compensation, including base salary amount, for Mr. Wolstein was primarily derived from an analysis of competitive market data. Mr. Wolstein’s base salary was also impacted by his relatively long tenure within the organization. At this most senior level within the organization, the Compensation Committee does not utilize internal pay equity as a basis for establishing base salaries.”
In addition, a large portion of Mr. Wolstein’s non-equity incentive plan compensation relates to the Retail Value Incentive Plan ($683,000 of the $1.6 million), which amount was footnoted and described further on page 27 of the proxy statement. Mr. Wolstein was the only named executive officer to participate in the plan.

Compensation Setting Process, page 26
13. You state on page 26 that the company established a peer group of companies that were used as a comparison for the components of the company’s compensation program. Please identify the companies that comprised the Compensation Peer Group, as required by Item 402(b)(2)(xiv) of Regulation S-K. In addition, we note the separate peer group used in evaluating performance for the Outperformance Awards. Please identify the companies that comprise this separate peer group.
In future filings, the Company will disclose the companies comprising the relative peer groups and the reasons for including such companies in those peer groups.

Base Salaries and Certain Other Annual Compensation, page 26
14. In discussing the RVIP, provide more detail as to how the percent of distributions earned (between 0% and 25%) is calculated based upon the achievement of the two goals.
The Retail Value Incentive Plan (the “RVIP”) terminated as of January 1, 2007, so it will no longer be an element of compensation addressed in Compensation Discussion and Analysis. If appropriate, the Company will provide greater detail on how the percentage of the distributions earned under the RVIP was calculated and applied for fiscal year 2006 in the footnotes to the Summary Compensation Table.

Non-Equity Incentive Plan Compensation, page 27
15. The disclosure on page 27 states that you base annual cash performance bonuses on a number of factors, including “individual qualitative performances.” It also appears that individual performance is an important factor in determining annual long-term incentive compensation. Please disclose how these specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.
In future filings the Company will provide more detail on the impact of individual qualitative performance. Under the caption “Components of the Compensation Program—Non-Equity Incentive Plan Compensation,” future disclosure will clarify that qualitative metrics that serve as part of the non-equity incentive plan for the named executive officers are established by the Compensation Committee. The Company will disclose the nature of those metrics. For example, in 2006, these qualitative metrics for the top three named executive officers were succession planning and executive development. Achievement of these performance metrics was assessed by the Compensation Committee. For Ms. Allgood and Mr. Schafer, the qualitative metrics related to strategic business objectives of the Company and the business units for which the executive had responsibility and achievement of those qualitative metrics under the Non-Equity Incentive Plan was assessed by the Chief Executive Officer and the President to determine the payout.

16. You have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their non-equity incentive plan compensation, long-term incentive compensation and the outperformance awards. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K. In addition, it appears that part of this compensation is based upon “individual qualitative performances.” Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
In future filings, the Company will disclose each metric, the performance target range established for such metric and the actual result. The Company would propose to add the following disclosure (based on 2006 performance targets by way of example) to its discussion of Non-Equity Incentive Plan Compensation and Long-Term Incentive Compensation in Compensation Discussion and Analysis:
“In 2006, the performance targets relating to the Non-Equity Incentive Compensation Plan and the Long-Term Incentive Compensation plan were established by the Compensation Committee. Participants can earn up to the maximum designated percentage for the achievement of each performance target. If actual performance is below the threshold of the range, no amount is earned and if actual performance is between threshold and maximum, the amount earned is interpolated.

The structure of the plans and performance against the established metrics were as follows:

Non-Equity Incentive	Metric	Range	Actual
25%	FFO per Share (diluted)[1]	$3.30-$3.50	$3.41
25%	EBITDA per Share[2]	$5.20-$5.40	$6.00
25%	Relative Total Shareholder Return[3]	Top tier; middle tier and bottom tier	Top tier
25%	Qualitative Metrics		Maximum

Long-Term Incentive	Metric	Range	Actual
50%	Total Shareholder Return[4]	>5% >10% >15%	44%
50%	FFO per Share (diluted)	>$3.20 >$3.35 >$3.50	$3.41

[1]	Funds from Operations (“FFO”) is calculated consistent with the method set forth under Item 7A of the Company’s Annual Report on Form 10-K.

[2]	EBITDA is calculated by adding net income, interest expense, taxes, depreciation and amortization and the cumulative effect of accounting changes divided by average diluted shares outstanding.

[3]	Relative Total Shareholder Return is total shareholder return on an investment in the Company’s common shares compared to total shareholder return on an investment in the securities of each company comprising the peer group. Total shareholder return is calculated by for the Company and each of the peer group companies assuming a one-year hypothetical investment in the common shares of the respective entity. The value of the investment at the end of the one-year period, based on market value of the common shares and assuming the reinvestment of dividends, is compared to the value at the beginning of the period and expressed as a percentage return on the original investment. Based on the results, the Company is ranked in either the top, middle or bottom tier of the peer group.

[4]	Total Shareholder Return is calculated by assuming a one-year hypothetical investment in the Company common shares. The value of the investment at the end of the one-year period based on market value of the common shares and assuming the reinvestment of dividends is compared to the value at the beginning of the period and expressed as a percentage return on the original investment.
The qualitative metrics relating to the Non-Equity Incentive Compensation plan for the Chief Executive Officer, President and Senior Executive Vice President were both established and evaluated by the Compensation Committee. In 2006, these goals related to succession planning and executive development. Progress against these goals was assessed by the Compensation Committee throughout the performance year and overall performance was deemed to be at the maximum level. Qualitative objectives for Ms. Allgood and Mr. Schafer related to business unit objectives. The

Chief Executive Officer and the President assessed performance against those objectives.

Annual Long-Term Incentive Compensation, page 28
17. We direct your attention to the last paragraph on page 28 discussing the annual long-term incentive compensation for Mr. Schafer and Ms. Allgood. Please clarify the extent of the ability to adjust their awards based upon their individual contributions and efforts. You state that quantitative benchmarks are not directly used to determine their award payments “because they have less control over and responsibility for the achievement of overall corporate objectives, and they .... should be rewarded on the basis of the performance of, those specific areas for which they do have overall control and responsibility.” However, the base award is approximately the same percentage as the other three named executive officers received and then adjusted for individual performance. This would appear to reflect a significant emphasis on the same quantitative performance benchmarks utilized in determining the awards of the other three named executives. Please provide a more detailed analysis of the qualitative performance of these individuals and how this is reflected in the award.
In future filings the Company will revise and clarify that that the foundation for earning payment under the Long-Term Incentive Plan for all executives, including Ms. Allgood and Mr. Schafer, is the performance of the Company as measured by the performance against the quantitative metrics established for the top three named executive officers. In addition to those quantitative objectives, an assessment of individual performance was undertaken by the Chief Executive Officer and the President to determine the final recommendation for payment. Individual performance was assessed against strategic or tactical objectives within the areas of responsibility governed by the executives. The final award payments to Ms. Allgood and Mr. Schafer reflected the discretionary assessments of performance made by the Chief Executive Officer and the President.

Change in Control Agreements, page 33
18. Revise this section to analyze why the change in control agreements were designed and structured to provide the mentioned material compensation elements and levels upon occurrence of a “triggering event.”
The Company will revise the disclosure on change in control agreements in future filings to address why the agreements were designed and structured to provide the compensation that they do. In general, the Compensation Committee believes that the use of change in control agreements is appropriate as such agreements help insure a continuity of management during a threatened take-over and help insure that management remains focused on completing a transaction that is likely to maximize shareholder value. Payments are only triggered if a change in control occurs and the officer is terminated or effectively terminated or actions are taken that materially and adversely impact the officer’s position with the Company or his or her compensation. The Compensation Committee believes the compensation is appropriate because the officer may have forgone other opportunities at the time of the change in control, and it may be difficult for an officer to find a comparable position within a short period of time.

Tax and Accounting Implications, page 34
19. You mention Section 162(m) of the IRC on page 25 when you refer to the directors on the Compensation Committee as “non-employee directors” within the meaning of Section 162(m). It is unclear whether Section 162(m) impacts the particular forms of compensation utilized by the company. Add disclosure as necessary to comply with Item 402(b)(2)(xii) of Regulation S-K.
The Company has made an election to qualify, and believes it is operating so as to qualify, as a “real estate investment company” (a “REIT”) for federal income tax purposes. Accordingly, the Company generally will not be subject to federal income tax. In future filings, the Company will disclose that because it qualifies as a REIT under the Internal Revenue Code, the impact of Section 162(m) is not material to the design and structure of the Company’s compensation program.

Certain Transactions, page 35
20. Clarify the “certain parties” enumerated in the policy.
In future filings, the Company will disclose that its related party transaction policies applies to directors, officers and employees; subsidiaries and joint venture partners; significant shareholders (generally holding 5% or more) of the Company or the Company’s subsidiaries or joint venture partners; family and close friends of directors, officers, employees or significant shareholders; entities in which a director, officer or employee (or a family member or close friend of such person) has a significant interest (generally holding 10% or more) or holds an employment, management or board position; trusts for the benefit of employees, such as profit-sharing, deferred compensation or retirement fund trusts, that are managed by or under the trusteeship of management; or any other party who directly or indirectly controls, is controlled by or under common control with the Company (or its subsidiaries).
As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff’s comments and changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 861-7090.
Very truly yours,
/s/ Suzanne K. Hanselman
Suzanne K. Hanselman
cc:  Joan Allgood